UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

		Commission File Number		1-12244

New Plan Excel Realty Trust, Inc.
(Exact Name of Registrant as specified in its charter)

420 Lexington Avenue, New York, New York 10170
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share Series E Cumulative Redeemable Preferred Stock
(Title of each class of securities covered by this Form)

None(1)
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

		Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date:
Common Stock: One Series E Cumulative Redeemable Preferred Stock: None

                                Pursuant to the requirements of the Securities Exchange Act of 1934, New Plan Excel Realty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	April 23, 2007		BY:	/s/ John Hutchinson
				Name:	John Hutchinson
				Title:	Secretary

(1)                                  As a result of the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 27, 2007, as amended, by and among the Registrant, Excel Realty Partners, L.P., Super IntermediateCo LLC (“Parent”), Super MergerSub Inc. and Super DownREIT MergerSub LLC, Parent, a Maryland limited liability company, has assumed by supplemental indenture all of the Registrant’s obligations on all of the following securities of the registrant:  (i) 3.70% Convertible Senior Notes due 2026, (ii) 3.75% Convertible Senior Notes due 2023, (iii) 4.50% Senior Notes due 2011, (iv) 5.30% Senior Notes due 2015, (v) 5.250% Senior Notes due 2015, (vi) 5.125% Senior Notes due 2012, (vii) 7.40% Senior Notes due 2009, (viii) 5.50% Senior Notes due 2013, (ix) 7.50% Senior Notes due 2029, (x) 6.90% Senior Notes due 2028, (xi) 7.68% Senior Notes due 2026, (xii) 7.65% Senior Notes due 2026, (xiii) 7.97% Senior Notes due 2026 and (xiv) 7.35% Senior Notes due 2007.